Exhibit 99.1

Hexindai Announces the Disposition of P2P Business to Focus on Developing Social E-Commerce Platform Xiaobai Maimai

BEIJING, December 16, 2020, Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a social e-commerce platform in China, today announced that Beijing Hexin Yongheng Technology Development Co., Ltd. (“Hexin Yongheng”), a wholly-owned subsidiary of the Company, Kuaishangche Automobile Leasing Co., Ltd. (“Kuaishangche”), a company not directly associated with the Company, Hexin E-Commerce Company Limited (“Hexin E-Commerce”), and individual shareholders of Hexin E-Commerce have entered into an assignment and assumption agreement on December 16, 2020 (the “Agreement”). Pursuant to the Agreement, Hexin Yongheng has agreed to assign and transfer to Kuaishangche the control over Hexin E-Commerce, in exchange for cash consideration of RMB 5 million (the “Disposition”). Upon the closing of the Disposition, Kuaishangche will become the primary beneficiary of and have control of Hexin E-Commerce, and as a result, assume all assets and liabilities of Hexin E-Commerce and subsidiaries owned or controlled by Hexin E-Commerce, excluding any rights, titles, interests or claims that Hexin E-Commerce may have in Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (“Wusu Company”), which shall remain as a consolidated variable interest entity of the Company. The Company conducted its peer-to-peer (“P2P”) business through its consolidated variable interest entity, Hexin E-Commerce and had ceased to offer new loans since November 2019. As a result of the Disposition, the Company will cease to conduct its P2P business and focus on developing and investing resources into its social e-commerce platform, Xaobai Maimai.

Mr. Xiaobo An, Founder, Chairman and Chief Executive Officer of Hexindai, commented, “Due to ongoing challenges and regulatory constraints, we have decided to dispose of our P2P business and transform into a social e-commerce platform. Since we launched Xiaobai Maimai in May 2020, this social e-commerce platform has been well received by users and gained strong growth momentum in recent months. Going forward, we will continue to improve our service and product offerings on Xiaobai Maimai, further expand our user base and diversify monetization channels with other e-commerce platforms and online marketplaces to create long-term value for our users and shareholders.”

The closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions, including the receipt of a fairness opinion issued by independent appraisal firm Asia-Pacific Consulting and Appraisal Limited (“APA”), confirming that the consideration to be received by Hexin Yongheng in the Disposition is fair, from a financial point of view, to shareholders of Hexindai.

A copy of the Agreement, which sets forth the terms of the Disposition, is available on the SEC’s website at www.sec.gov.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a social e-commerce platform based in Beijing, China. The Company collaborates with domestic e-commerce platforms and offers users a wide selection of high-quality and affordable products on its new social e-commerce platform. Leveraging its cooperation with mainstream e-commerce platforms and services marketplaces, and its data analytics algorithm and operating system, the Company continues to identify and introduce cost-efficient products and attract users to its platform and generate higher user satisfaction to realize the platform’s fast growth.

For more information, please visit http://ir.hexindai.com/

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals, strategies and expansion plans; its future business development, financial condition and results of operations; its ability to attract and retain new users and to increase revenues generated from repeat users; its expectations regarding demand for and market acceptance of its products and services; its relationships and cooperation with e-commerce platforms and services marketplaces; trends and competition in China’s e-commerce market; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s corporate structure and the e-commerce industry; and general economic conditions in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For investor inquiries, please contact:

Hexindai

Investor Relations

Ms. Zenabo Ma

Email: ir@hexindai.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10- 5900-1548

E-mail: Eyuan@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com